UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Amendment No. 7)*

Under the Securities Exchange Act of 1934

SECURITY NATIONAL FINANCIAL CORPORATION
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

814785309
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[x]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Scott M. Quist
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) G (b) G
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
Class A common stock – 322,759 shares (1)
Class C common stock – 1,102,435 shares (2)(3)
(Class C common stock is convertible into Class A common stock at the ratio of one share of Class C common stock to one share of Class A common stock)

6
SHARED VOTING POWER
Class A common stock – 3,537,457 shares
(2,148,760 shares as trustee of issuer’s 401(k) Retirement Savings Plan; 472,017 shares as trustee of issuer’s Employee Stock Ownership Plan (ESOP); 838,053 shares as trustee of issuer’s Non-Qualified Deferred Compensation Plan; and
78,627 shares as managing partner of Associated Investors)
Class C common stock – 416,475 shares (2)(3)
(292,849 shares as trustee of issuer’s Employee Stock Ownership Plan (ESOP) and 123,626 shares as managing partner of Associated Investors)

	7	SOLE DISPOSITIVE POWER Class A common stock – 322,759 shares (1) Class C common stock – 1,102,435 shares (2)
8
SHARED DISPOSITIVE POWER
Class A common stock – 3,537,457 shares
(2,148,760 shares as trustee of issuer’s 401(k) Retirement Savings Plan; 472,017 shares as trustee of issuer’s Employee Stock Ownership Plan (ESOP); 838,053 shares as trustee of issuer’s Non-Qualified Deferred Compensation Plan; and
78,627 shares as managing partner of Associated Investors)
Class C common stock – 416,475 shares
(292,849 shares as trustee of issuer’s Employee Stock Ownership Plan (ESOP) and 123,626 shares as managing partner of Associated Investors)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
322,759 shares of Class A common stock and 1,102,435 shares of Class C common stock (Class C common stock is convertible into Class A common stock at the ratio of one share of Class C common stock to one share of Class A common stock)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Class A common stock – 8.9% (1) (4); Class C common stock – 50.5% (2)
12	TYPE OF REPORTING PERSON IN

(1)
Includes a total of 322,759 shares of Class A common stock owned indirectly by the reporting person, which consists of 215,356 shares of Class A common stock in the 401(k) Retirement Savings Plan, 15,197 shares of Class A common stock for the Employee Stock Ownership Plan (ESOP), and 92,206 shares of Class A common stock in the Non-Qualified Deferred Compensation Plan, as to which the reporting person has sole voting and dispositive powers.

(2)
Includes a total of 94,898 shares of Class C common stock owned indirectly by the reporting person, which consists of 59,022 shares of Class C common stock in the Employee Stock Ownership Plan (ESOP) and 35,876 shares of Class C common stock in Associated Investors, as to which the reporting person has sole voting and dispositive powers.

(3)	Each share of Class C common stock has ten votes. Thus, 1,102,435 shares of Class C common stock have 11,024,350 votes.

(4)
Assumes that 1,007,537 shares of Class C common stock that the reporting person beneficially owns and 94,898 shares of Class C common stock that the reporting person indirectly owns are converted into a total of 1,102,435 shares of Class A common stock, which would result in the reporting person becoming the beneficial owner of 1,425,194 shares of Class A common stock (which includes the 322,759 shares of Class A common stock that the reporting person owns indirectly), or 8.9% of the then outstanding shares of Class A common stock.

Item 1.
(a)	Name of Issuer Security National Financial Corporation

(b)	Address of Issuer's Principal Executive Offices 5300 South 360 West, Suite 250 Salt Lake City, Utah 84123

Item 2.
(a)	Name of Person Filing Scott M. Quist

(b)	Address of Principal Business Office or, if none, Residence 5300 South 360 West, Suite 250 Salt Lake City, Utah 84123

(c)	Citizenship Mr. Quist is a U.S.A. citizen.

(d)	Title of Class of Securities Class A Common Stock

(e)	CUSIP Number 814785309

Item 3.   If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:  Not applicable.

(a) ___	Broker or Dealer registered under Section 15 of the Act

(b) ___	Bank as defined in Section 3(a)(6) of the Act

(c) ___	Insurance Company as defined in Section 3(a)(19) of the Act

(d) ___	Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e) ___	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

(f) ___	An employee benefit plan, or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)
(g) ___	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)

(h) ___	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i) ___	A church plan that is excluded from the definition of an investment company under Section 3(6)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) ___	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount Beneficially Owned as of December 31, 2018

Scott M. Quist:         322,759 shares of Class A common stock (1)
1,102,435 shares of Class C common stock (2)
(Class C common stock is convertible into Class A common stock at the ratio of one share of Class C common stock to one share of Class A common stock)

(b)	Percent of Class Class A common stock – 8.9% (1) (4) Class C common stock – 50.5% (2)

(c)	Number of shares as to which such person has:

(i)
sole power to vote or to direct the vote:

Class A common stock – 322,759 shares (1)
Class C common stock – 1,102,435 shares (2) (3)
(Class C common stock is convertible into Class A common stock at the ratio of one share of Class C common stock to one share of Class A common stock)

(ii)
shared power to vote or to direct the vote:

Class A common stock – 3,537,457 shares (2,148,760 shares as trustee of issuer’s 401(k) Retirement Savings Plan; 472,017 shares as trustee of issuer’s Employee Stock Ownership Plan (ESOP); 838,053 shares as trustee of issuer’s Non-Qualified Deferred Compensation Plan; and 78,627 shares as managing partner of Associated Investors)

Class C common stock – 416,475 shares (292,849 shares as trustee of issuer's Employee Stock Ownership Plan (ESOP) and 123,624 shares as managing partner of Associated Investors) (2)(3)

(iii)	sole power to dispose or to direct the disposition of: Class A common stock – 322,759 shares (1) Class C common stock – 1,102,435 shares (2)

(iv)
shared power to dispose or to direct the disposition of:

Class A common stock – 3,537,457 shares (2,148,760 shares as trustee of issuer’s 401(k) Retirement Savings Plan; 472,017 shares as trustee of issuer’s Employee Stock Ownership Plan (ESOP); 838,053 shares as trustee of issuer’s Non-Qualified Deferred Compensation Plan; and 78,627 shares as managing partner of Associated Investors)

Class C common stock – 416,475 shares (292,849 shares as trustee of issuer's Employee Stock Ownership Plan (ESOP) and 123,626 shares as managing partner of Associated Investors)

(1)
Includes a total of 322,759 shares of Class A common stock owned indirectly by the reporting person, which consists of 215,356 shares of Class A common stock in the 401(k) Retirement Savings Plan, 15,197 shares of Class A common stock for the Employee Stock Ownership Plan (ESOP), and 92,206 shares of Class A common stock in the Non-Qualified Deferred Compensation Plan, as to which the reporting person has sole voting and dispositive powers.

(2)
Includes a total of 94,898 shares of Class C common stock owned indirectly by the reporting person, which consists of 59,022 shares of Class C common stock in the Employee Stock Ownership Plan (ESOP) and 35,876 shares of Class C common stock in Associated Investors, as to which the reporting person has sole voting and dispositive powers.

(3)	Each share of Class C common stock has ten votes. Thus, 1,102,435 shares of Class C common stock have 11,024,350 votes.

(4)
Assumes that 1,007,537 shares of Class C common stock that the reporting person beneficially owns and 94,898 shares of Class C common stock that the reporting person indirectly owns are converted into a total of 1,102,435 shares of Class A common stock, which would result in the reporting person becoming the beneficial owner of 1,425,194 shares of Class A common stock (which includes the 322,759 shares of Class A common stock that the reporting person owns indirectly), or 8.9% of the then outstanding shares of Class A common stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2019

Signature

/s/ Scott M. Quist
Chairman, President, and Chief Executive Officer